Exhibit 99.1

Starfield Resources Announces Change Of Executive Status

TORONTO, March 23, 2012 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") wishes to advise that Greg Van Staveren is no longer performing the role of Chief Financial Officer for the Company and a suitable replacement will be announced as soon as possible.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Superior Mine Project formerly referred to as the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource; and one gold property in Nevada that is under option to another company.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

%CIK: 0001074795

For further information:

Philip S. Martin
President and CEO
Telephone: 416 860 0400
E-mail: pmartin@starfield res.com

CO: Starfield Resources Inc.

CNW 17:00e 23-MAR-12